June 19, 2008
VIA EDGAR CORRESPONDENCE
Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed June 19, 2008 File No. 1-31547
Dear Ms. Parker:
We are writing to provide you with a marked version of Foothills Resources, Inc.’s (the “Company”) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2008 (the “Second Amended Proxy”). This marked version compares the Second Amended Proxy to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 30, 2008.
Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc:	Donna Levy, Securities and Exchange Commission